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Exhibit 99.1

        CAMTEK LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of Camtek Ltd. (the "Company") will be held on July 24, 2003 at 4:00 p.m. local time in Israel, at the law offices of Shiboleth, Yisraeli, Roberts, Zisman & Co., at 46 Montefiore St., Tel Aviv, Israel. The Annual General Meeting is for the following purposes:

  (1)
  To discuss the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2002, as reported on the Company's Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission;

  (2)
  To elect three directors to the Board of Directors of the Company;

  (3)
  To reelect the two directors serving as outside directors of the Board of Directors of the Company pursuant to the Israeli Companies Law 5759 - 1999 (the "Companies Law");

  (4)
  To authorize the Chairman of the Board of Directors to also serve as General Manager of the Company; and

  (5)
  To appoint Goldstein Sabo Tevet CPA and Deloitte & Touche—Brightman Almagor as the Company's joint independent auditors.

Holders of record of the Company's Ordinary Shares, NIS 0.01 nominal value, at the close of business on July 1, 2003 (the "Shareholders"), are entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.

No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles, the joint owner whose name appears first in the Company's Share Registry may vote in person or by proxy at the Annual General Meeting. If such joint owner is not present at the Annual General Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at that Annual General Meeting, and so forth.

By Order of the Board of Directors
/s/ RAFI AMIT RAFI AMIT
July 1, 2003	Chairman of the Board of Directors

CAMTEK LTD.

RAMAT GAVRIEL INDUSTRIAL ZONE
MIGDAL HAEMEK, ISRAEL

PROXY STATEMENT

This Proxy Statement is furnished to the holders of record of Camtek Ltd.'s ("Camtek" or the "Company") Ordinary Shares, NIS 0.01 nominal value (the "Ordinary Shares") at the close of business on July 1, 2003 (the "Shareholders"), in connection with the solicitation by the Board of Directors of the Company (the "Board of Directors") of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on July 24, 2003 at 4:00 p.m. local time, at the offices of Shiboleth, Yisraeli, Roberts, Zisman & Co. at 46 Montefiore St., Tel Aviv, Israel.

It is proposed that the agenda at the Annual General Meeting will include the following items:

  (1)
  To discuss the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2002, as reported on the Company's Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission;

  (2)
  To elect three directors to the Board of Directors of the Company;

  (3)
  To reelect the two directors serving as outside directors of the Board of Directors of the Company pursuant to the Israeli Companies Law 5759 - 1999 (the "Companies Law");

  (4)
  To authorize the Chairman of the Board of Directors to also serve as General Manager of the Company; and

  (5)
  To appoint Goldstein Sabo Tevet CPA and Deloitte & Touche—Brightman Almagor as the Company's joint independent auditors.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the time fixed for the Meeting, shall be voted in favor of all the matters to be presented at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present at the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only Shareholders of record at the close of business on July 1, 2003 will be entitled to vote at the Meeting. Proxies are being mailed to Shareholders on or about July 1, 2003, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had 27,053,419 Ordinary Shares issued and outstanding on July 1, 2003, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more Shareholders conferring an aggregate of no less than 33 1/3% of the voting rights of the Company present, in person or by proxy and entitled to vote within one half hour of the time specified for commencement of the Meeting, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of July 1, 2003, the number of shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company's issued and outstanding shares, and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Outstanding Shares
Priortech Ltd.(1) Industrial Zone Migdal Haemek 10556, Israel	21,045,230	77.8%
All directors and executive officers as a group (8 persons)(2)	1,259,700	4.6%

(1)
A majority of Priortech Ltd.'s voting equity is subject to a voting agreement. As a result of this agreement Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech Ltd.

(2)
Does not include Messrs. Rafi Amit or Yotam Stern's interest in ordinary shares beneficially owned by Priortech Ltd.

ITEM 1

DISCUSSION REGARDING THE AUDITED FINANCIAL STATEMENTS
AND THE REPORT OF THE BOARD OF DIRECTORS

At the Meeting, the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2002, as reported on Form 20-F, will be presented before the Shareholders present at the Meeting, as required by the Companies Law.

The Company's independent auditors for the fiscal year ended December 31, 2002 were Richard A. Eisner & Co. LLP and Goldstein Sabo Tevet CPA. Representatives of Goldstein Sabo Tevet CPA are expected to be present at the Annual General Meeting and will answer any questions with respect thereto.

ITEM 2

ELECTION OF DIRECTORS

The Articles of the Company provide that the Board of Directors shall consist of no fewer than five and no more than ten directors. The number of directors who presently serve as members of the Board of Directors is five. Of the five directors, three directors are considered independent directors under Nasdaq rules, two of whom were appointed to serve as outside directors as required under the Companies Law. Directors of the Company who are not appointed to serve as outside directors under the Companies Law, commence serving upon their appointment by the shareholders of the Company and until the conclusion of the next annual general meeting of shareholders.

The three directors of the Company who are not outside directors are nominated for election to the Board of Directors to serve until the conclusion of the Company's next annual general meeting of shareholders. The nominees, their principal occupation or employment and the year in which each first became a director are described below:

RAFI AMIT

Mr. Amit has served as our General Manager, or Chief Executive Officer, since January 1998 and has served as Chairman of the Board of Directors since 1987. At the Annual General Meeting of Shareholders held on December 27, 2000, the shareholders of the Company authorized Mr. Amit to serve as Chairman of the Board of Directors and General Manager of the Company for a term of three years (the Board of Directors is recommending that this authorization be extended for an additional three year term (see item 4 of the agenda)). Since 1981, Mr. Amit has also served as President, General Manager and as a director of Priortech Ltd., and has been the Chairman of the Board of Directors of Priortech Ltd. since 1988. Mr. Amit has a B.Sc. in Industrial Engineering and Management from The Technion-Israel Institute of Technology. Rafi Amit is the brother of Moshe Amit, Executive Vice President and Chief Financial Officer of the Company.

YOTAM STERN

Mr. Stern has served as our Executive Vice President, Director of Business and Strategy since February 2001 and as a member of our board of directors since 1987. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech Ltd. since 1981, and as a director of Priortech Ltd. since 1985. Mr. Stern has a B.A. in Economics from the Hebrew University of Jerusalem.

ERAN BENDOLY

Mr. Bendoly has served as one of our directors since November 2000. Currently, Mr. Bendoly serves as the Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates the technological incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director Finance for Europe, the Middle East and Africa at Mindspeed Technologies, a developer of high-speed integrated circuits for Internet infrastructure applications. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an independent director under Nasdaq rules.

It is proposed that Messrs. Amit, Stern and Bendoly be elected to the Board of Directors of the Company. Each of the nominees shall hold office until the conclusion of the next annual general meeting of shareholders, unless the office is earlier vacated under any relevant provisions of the articles of the Company (the "Articles").

In the event that any of the nominees is unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy for such purpose, in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the nominees.

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, is required to elect Messrs. Amit, Stern and Bendoly to the Board of Directors of the Company.

The Board of Directors (with Messrs. Amit, Stern and Bendoly abstaining) recommends a vote FOR the election of Messrs. Amit, Stern and Bendoly to the Board of Directors of the Company.

ITEM 3

RE-ELECTION OF TERM OF OUTSIDE DIRECTORS

The Companies Law requires that the Company's Board of Directors consist of at least two outside directors. Outside directors are individuals who are not relatives, business partners or employees of the Company or its affiliates, and whose business affairs do not conflict with those of the Company.

Directors of the Company who are appointed to serve as outside directors under the Companies Law shall commence serving upon their appointment for a period of three (3) years which term, and may be re-elected for an additional term of three (3) years.

The Company's two outside directors have served as outside directors of the Company since July 2000 and if re-elected will continue to serve for an additional period of three (3) years. Their principal occupation or employment and the year in which each first became an outside director are described below:

MEIR BEN-SHOSHAN

Mr. Ben-Shoshan has served as one of our directors since November 1998. From May 1995 until March 1999, Mr. Ben-Shoshan was a director of AG Associates (Israel) Ltd., a manufacturer of integrated processing equipment for the semiconductor industry, and was Chairman of its board of directors from April 1996 to March 1999. From 1986 to 1998, Mr. Ben-Shoshan was a Vice President of Clal Electronics Industries Ltd., a large electronics company From March 2000 to March 2001, Mr. Ben-Shoshan was a director of Tower Semiconductor Ltd., a manufacturer of semiconductors. He has been a director of IFN Ltd., a company dealing in e-knowledge and e-content management, since January 2000, and has also been Chairman of the Board of Directors of Jordan Valley Applied Radiation Ltd. since August 1999. Mr. Ben-Shoshan has been a member of the Association of Production Engineers in England since 1965, and received an M.B.A. from Tel-Aviv University.

HAIM HOROWITZ

Mr. Horowitz has served as one of our directors since November 1998. Mr. Horowitz is also the Vice President and Chief Financial Officer of Menen Medical Ltd., a medical equipment manufacturer, since 1999, and, between 1994 and 1999, he served as Treasurer of Menen Medical Ltd. From 1993 to 1994, Mr. Horowitz served as the Chief Financial Officer of Menen Medical Corp., a subsidiary of Menen Medical Ltd. From 1991 to 1993, Mr. Horowitz served as Treasurer of Elscint, Inc., a medical imaging equipment company. Mr. Horowitz holds a B.Sc. in Industry and Management from The Technion—Israel Institute of Technology.

It is proposed that Messrs. Ben-Shoshan and Horowitz be re-elected as outside directors for an additional term of three years, unless the office is earlier vacated under any relevant provisions of the Articles.

The affirmative vote of the holders of the majority of voting power represented at the Annual General Meeting, in person or by proxy, is required for Messrs. Ben-Shoshan and Horowitz to be re-elected as outside directors of the Board of Directors for an additional term of three years; provided that (1) such majority includes at least 33 1/3% of all the votes of the Shareholders who are not controlling shareholders of the Company; or (2) the total of all opposing votes of the Shareholders who are not controlling shareholders of the Company does not exceed 1% of all the voting rights in the Company.

The Board of Directors (with Messrs. Ben-Shoshan and Horowitz abstaining) recommends a vote FOR the re-election of Messrs. Ben-Shoshan and Horowitz as outside directors of the Board of Directors of the Company for an additional term of three (3) years.

ITEM 4

AUTHORIZATION FOR THE CHAIRMAN OF THE BOARD OF DIRECTORS
TO ALSO SERVE AS GENERAL MANAGER

Mr. Rafi Amit has served as the Company's Chairman of the Board of Directors since 1987 and as its General Manager since 1998. Under Israeli law, a general manager is the functional equivalent of a chief executive officer. Pursuant to Section 121(c) of the Companies Law, the chairman of the board of directors of a public company may also serve as the general manager of such company, only if the shareholders of such company have authorized him to hold both positions.

It is proposed that at the Annual General Meeting the Shareholders authorize Mr. Amit, as Chairman of the Board of Directors to continue to hold the position of General Manager of the Company for a term of three (3) years.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, is necessary to authorize Mr. Amit, as the Chairman of the Board of Directors, to continue to hold the position of General Manager of the Company for a term of three (3) years; provided that such majority include at least 66 2/3% of the votes of Shareholders who are not controlling shareholders of the Company.

The Board of Directors (with Mr. Amit abstaining) recommends a vote FOR the authorization to appoint Mr. Amit, as Chairman of the Board of Directors, to continue to hold the position of General Manager of the Company for a term of three (3) years.

ITEM 5

APPOINTMENT OF INDEPENDENT AUDITORS

The Companies Law and the Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditors serve in this position until the conclusion of the following annual general meeting, or until a later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

Goldstein Sabo Tevet CPA and Deloitte & Touche—Brightman Almagor are nominated for appointment as joint independent auditors of the Company for the fiscal year ending December 31, 2003. Goldstein Sabo Tevet CPA has served as the Company's independent auditor since 1987. Richard A. Eisner & Co. LLP had served as the Company's independent auditor from 1997 to 2002.

The Company has not had any disagreements with Richard A. Eisner & Co. LLP on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure. The following table presents the aggregate amount of fees paid by the Company to each of Goldstein Sabo

Tevet CPA and Richard A. Eisner & Co. LLP, for their services to the Company for the fiscal year ended December 31, 2002:

	Annual Financial Statements Auditing Services		Other Auditing and Tax Related Services
Goldstein Sabo Tevet CPA	US$	55,000	US$	22,000
Richard A. Eisner & Co. LLP	US$	100,000	US$	0

It is proposed that: (i) Goldstein Sabo Tevet CPA and Deloitte & Touche—Brightman Almagor be appointed as the Company's joint independent auditors for the fiscal year ending December 31, 2003; and (ii) the the Board of Directors of the Company be authorized to determine the fees for Goldstein Sabo Tevet CPA and Deloitte & Touche—Brightman Almagor for the fiscal year ending December 31, 2003, according to the nature and volume of their services.

The affirmative vote of holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, is necessary for the appointment of Goldstein Sabo Tevet CPA and Deloitte & Touche—Brightman Almagor as joint independent auditors of the Company, and for authorizing the Board of Directors to determine the auditors' fees.

Representatives of Goldstein Sabo Tevet CPA and Deloitte & Touche—Brightman Almagor are expected to be present at the Meeting, and will have the opportunity to answer questions and to make statements if they desire to do so.

The Board of Directors recommends a vote FOR the appointment of Goldstein Sabo Tevet CPA and Deloitte & Touche—Brightman Almagor as the Company's joint independent auditors for the fiscal year ending December 31, 2003, and the authorization of the Board of Directors to determine the auditors' fees.

DEADLINE FOR SHAREHOLDERS PROPOSALS
FOR 2004 ANNUAL GENERAL MEETING

The Company currently expects to hold its next annual general meeting of shareholders in or about October 2004. Proposals of shareholders intended for inclusion in the agenda for the 2004 annual general meeting can be made only by shareholders holding at least one percent of the voting rights of the of the Company, and must be received by the Company at the Company's principal executive offices in Israel or at the principal executive offices of the Company's U.S. subsidiary, Camtek Inc., not later than July 1, 2004. Such proposal will be included in the agenda, provided that the proposal is appropriate. In order to curtail controversy as to the date upon which such proposal is received by the Company or its U.S. subsidiary, it is suggested that such notice be submitted by certified mail, return receipt requested, or a similar method which confirms the date of receipt.

By Order of the Board of Directors
/s/ RAFI AMIT RAFI AMIT
Dated July 1, 2003	Chairman of the Board of Directors

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BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 1 DISCUSSION REGARDING THE AUDITED FINANCIAL STATEMENTS AND THE REPORT OF THE BOARD OF DIRECTORS
ITEM 2 ELECTION OF DIRECTORS
ITEM 3 RE-ELECTION OF TERM OF OUTSIDE DIRECTORS
ITEM 4 AUTHORIZATION FOR THE CHAIRMAN OF THE BOARD OF DIRECTORS TO ALSO SERVE AS GENERAL MANAGER
ITEM 5 APPOINTMENT OF INDEPENDENT AUDITORS
DEADLINE FOR SHAREHOLDERS PROPOSALS FOR 2004 ANNUAL GENERAL MEETING